HOUSTON AMERICAN ENERGY CORP.
801 TRAVIS, SUITE 1425
HOUSTON, TEXAS 77002
TELEPHONE (713) 222-6966
FACSIMILE (713) 222-6440

February 2, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jennifer O’Brien

RE:	Houston American Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2007, as Amended
Response Letter Dated December 9, 2008
File No. 1-32955

Dear Ms. O’Brien:

Set forth below are the Staff’s engineering comments, as set forth in the Staff’s letter dated January 28, 2009, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Business, page 3

Natural Gas and Oil Reserves, page 8

1.
In part, response two in your December 9, 2008 letter states, “In preparing the engineering reports for both Hupecol and Houston American Energy, Aluko and Associates reviewed the work of Hupecol’s geophysicists and geologists specifically as it pertained to determining the estimate of productive area and bulk volumes.”  This statement concurs with Aluko’s that HUPECOL’s in-house seismic interpretations were used to determine productive area and bulk volume per our prior comment 2.  We do not believe that current seismic interpretation technology has sufficient reliability to determine proved volumes without the data generated by at least one well penetration of the subject reservoir.  Please explain to us whether:

●	The productive area and bulk volume for any of your proved reserves were estimated solely by the use of seismic data interpretation. If true, submit the affected properties and reserves;

●	Aluko performed significant interpretive analysis before adopting the productive area and bulk volume estimates of HUPECOL. Address the efforts/methods to determine single well drainage volumes.

U.S. Securities and Exchange Commission
February 2, 2009

Company Response:

Our proved reserves were NOT estimated solely by the use of seismic interpretation.  All of our proved undeveloped reserve locations were based on direct offsets to producing wells.   In performing his analysis, Aluko used volumetric analysis based upon recoveries of wells in the basin as well as evidence from producing wells in the immediate areas.  This analysis of historical decline curves and well histories was combined to establish decline curves and estimates of our proved locations.

2.
Response two also states, “In our opinion this [reliance upon HUPECOL’s seismic interpretation] did not compromise Aluko & Associates’ independence, as third party engineers often are required to rely on information from the hiring company in determining their estimates.”  The information that independent third party engineers rely on are items of verifiable fact such as production history or ownership figures, not items that require significant technical interpretation.  If Aluko adopted seismic interpretations of the operator without significant analysis, please modify your disclosure here to inform the public of that fact.

Company Response:

While we believe Aluko reviewed our operators’ seismic interpretations, we do not believe that Aluko adopted these seismic interpretations without significant analysis.  We believe that this was only one of the several methods that he used in establishing the basis for our proved reserves.  Accordingly, no revisions have been made to disclosure in our Form 10-K.

3.
Response three indicates that current production rates for two wells – Dorotea B2 (953 BOPD) and Dorotea B3 (571 BOPD) – are well below those projected in your third party reserve report.  Please explain the technical factors that caused this shortfall.

Company Response:

The Dorotea B2 was estimated to produce 427,000 barrels on an 8/8th basis for 2008.  The actual production volumes for this well were significantly reduced throughout the year due to transportation and weather issues in the field.  Using our proved reserve estimates at the time of our engineering report at year end 2007, 427,000 barrels for the year results in an average production rate of 1,170 Boe/d.  We are currently producing this well at a rate approximately 19% lower then this estimate due to the well being produced on a reduced choke and slightly less then expected flow rates which we believe were predominately due to lack of sufficient storage on location which required the wells to be shut in periodically.

The Dorotea B3 was estimated to produce 309,000 barrels on an 8/8th basis for 2008.  The actual production volumes for this well were significantly reduced throughout the year due to transportation and weather issues in the field.  Using our proved reserve estimates at the time of our engineering report at year end 2007, 309,000 barrels for the year results in an average production rate of 846 Boe/d.  We are currently producing this well at a rate approximately 32% lower then this estimate due to the well being produced on a reduced choke and less then expected flow rates which we believe were predominately due to lack of sufficient storage on location which required the wells to be shut in periodically.

U.S. Securities and Exchange Commission
February 2, 2009

Supplemental Information on Oil and Gas Exploration, Development and Production Activities (Unaudited), Page F-19

Changes in standardized measure, page F-23

4.
We note the absence of certain line items prescribed by FAS 69, paragraph 33, such as “Previously estimated development costs incurred during the period.”  Please amend your document to comply fully with FAS 69.

Company Response:

We agree we have incorrectly  combined three of the line items called for by FAS 69, paragraph 33 in the changes in standardized measure presentation.  Specifically, we combined the impact of “Previously estimated development costs incurred during the period” and “Changes in estimated future development costs” into the line item “Net change in sales and transfer price, net of production costs.”  Given that no other revisions to Form 10-K are being made at this time and the fact that we will be filing our 2008 Form 10-K in less than 45 days, we propose to address this comment on a prospective basis through corrected disclosure in the 2008 Form 10-K.

Acknowledgements

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

U.S. Securities and Exchange Commission
February 2, 2009

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ John F. Terwilliger

John F. Terwilliger
President

cc:	James Jacobs
Michael Sanders, Esq.
Nelson Haight